UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: October 2020

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

As previously reported on September 17, 2020, the shareholders of Therapix Biosciences Ltd. (the “Company”) approved certain resolutions at the Company’s Special General Meeting of its shareholders, including, but not limited to, the approval of a reverse split of the Company’s ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) by a ratio of up to 20:1 and a corresponding amendment of the Company’s Articles of Association (the “Reverse Split”).

Concurrent with the Reverse Split, the Company’s board of directors determined to effect a change in the ratio of Ordinary Shares underlying each outstanding American Depositary Shares (“ADSs”), such that after the Reverse Split is implemented each ADS will represent one hundred and forty (140) post-Reverse Split Ordinary Shares, par value NIS 0.20, instead of the currently effective ratio of forty (40) pre-Reverse Split Ordinary Shares (the “Ratio Change”).

The Reverse Split and Ratio Change will become effective upon the close of business on October 16, 2020, and the Company’s ADSs will, as of October 19, 2020, begin trading on a post-split basis on the OTC Markets, Pink Open Market, under its existing trading symbol “TRPXY”.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: October 7, 2020	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Financial Officer

2